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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                DATIGEN.COM, INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                   238162 10 1
                                 (CUSIP Number)

                                  Jerome Chaney
                             Chief Executive Officer
                                207 Piaget Avenue
                                Clifton, NJ 07011
                                 (973) 340-6000
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 18, 2005
             (Date of Event which Requires Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 238162 10 1
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     Aharon Y. Levinas
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     OO
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     United States
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               7.       Sole Voting Power
 Number of
   Shares               *12
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             -0-
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  9. Sole Dispositive Power

     *12
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 10. Shared Dispositive Power

     -0-
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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     *12
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     *12
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14. Type of Reporting Person (See Instructions)

    IN
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(1) The Reporting Person will be issued the number of shares of common stock, no par value, of the Issuer's common stock which will constitute, when there has been an aggregate of $1,000,000 invested in the Issuer, (or such earlier date as agreed upon between the Issuer and the Reporting Person) twenty (20%) percent of all of the Issuer's issued and outstanding common stock.
(2) Within the next two years the Issuer agreed to use its best efforts to (a) consummate an equity raise of not less than $1,500,000 dollars at a post-money

This Amendment No. 1 (this "Amendment") amends and supplements the statement on
Schedule 13D filed with the Securities and Exchange Commission by Aharon Y. Levinas (the "Reporting Person") with respect to Datigen.com, Inc. (the "Issuer") on April 12, 2005 (the "Schedule 13D"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D. Only those Items that are amended or supplemented are reported herein. Except as amended and supplemented herein, the
Schedule 13D, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented by adding the following at the end of such item:

As of April 18, 2005, at least $400,000 had been invested in the development of the Issuer's Battery Brain product, and, accordingly, the Reporting Person is no longer entitled to receive the shares he would have been entitled to had such funds not have been invested prior to June 23, 2005.

Item 5. Interest in Securities of the Issuer

Item 5, paragraph (a) is hereby supplemented by adding the following at the end of such paragraph:

As of April 18, 2005, at least $400,000 had been invested in the development of the Issuer's Battery Brain product, and, accordingly, the Reporting Person is no longer entitled to receive the shares he would have been entitled to had such funds not have been invested prior to June 23, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented by adding the following at the end of such item:

As of April 18, 2005, at least $400,000 had been invested in the development of the Issuer's Battery Brain product, and, accordingly, the Reporting Person is no longer entitled to receive the shares he would have been entitled to had such funds not have been invested prior to June 23, 2005.


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valuation of not less than $12,000,000; provided, that all equity raises within
120 days after March 23, 2005 which are based on a post-money valuation which is $10,500,000 or greater, shall be counted toward the $1,500,000; or (b) generate revenue for the Battery Brain product in the aggregate amount of $2,000,000. If the Issuer does not achieve either (a) or (b) at any time on or prior to March 23, 2007, then Reporting Person shall be entitled to receive additional shares of common stock in an amount equal to 20% of the outstanding share capital on a fully-diluted basis (calculated as of said date).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 4, 2005


                                                 /s/ Aharon Y. Levinas
                                                 ---------------------
                                                     AHARON Y. LEVINAS



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).